345 Park Avenue New York, NY 10154- 1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

Via Edgar

July 31, 2024

Conlon Danberg

Lauren Nguyen

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pono Capital Two, Inc.
Revised Preliminary Proxy Statement on Schedule 14A Filed July 10, 2024 File No. 001-41462

Dear Mr. Danberg and Ms. Nguyen:

On behalf of our client, Pono Capital Two, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 19, 2024 (the “Comment Letter”) regarding the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

The Company has filed via EDGAR an Amendment No. 5 to the Proxy Statement (the “Amended Proxy Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. Please note that our responses below, insofar as relevant information relates to SBC Medical Group Holdings Incorporated, a Delaware corporation (“SBC”) or matters arising from SBC’s participation in the preparation of the Proxy Statement and the Amended Proxy Statement, are based on our discussions with and information received from SBC or its counsel, Anthony, Linder & Cacomanolis, PLLC, who have similarly participated in the preparation and review of this response letter.

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Proxy Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed July 10, 2024

Cover Page

1.	We re-issue prior comment 1 from our December 7, 2023 comment letter. We note your disclosure that the Merger Consideration is the aggregate value equal to (a) $1,000,000,000, minus (b) the amount, if any, by which $3,000,000 exceeds SBC’s Net Working Capital, plus (c) the amount, if any, by which SBC’s Net Working Capital exceeds $3,000,000, minus (d) the aggregate amount of any outstanding indebtedness (minus cash held by SBC) of SBC at closing, minus (e) specified transaction expenses of SBC associated with the business combination. Please amend your cover page and elsewhere in the prospectus to provide an estimated per share merger consideration as of a recently practicable date.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on the cover page and pages 10, 29 and 117.

The Incentive Plan Proposal (Proposal 6), page 150

2.	We note you deleted the placeholder disclosure indicating the approximate number of persons in each class of persons who will be eligible to participate in the Equity Incentive Plan. Please reinstate this disclosure. See Item 10(a)(1) of Schedule 14A.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 152.

Note 2(r), page F-65

3.

We have read your response to prior comment 1 and reissue in part. It is not clear from the existing disclosures how you determined that the estimated residual value at dissolution of the non-profit equity investees has been determined to equal or exceed the corresponding carrying value of the investments. In this regard, we note that the carrying value of your investment in Medical Corporation Ritz Cosmetic Surgery exceeds its December 31, 2023 net assets by approximately $3.8 million. Please expand SBC's critical accounting policy disclosures on page 243 to fully explain your accounting for these cost-method investments and to identify any known factors that could materially impact SBC's ability to recover the corresponding carrying values. At a minimum, please disclose in the filing how you considered the following factors when applying your investment impairment accounting policy for both investees discussed in your response: the known excess of carrying value over the investee's net assets; any legal or regulatory limitations on your ability to realize the full amount of proceeds generated from a liquidation of these non-profit entities; how you determined that estimated residual values exceed the corresponding net asset amounts given that asset liquidation values may generally be expected to be less than the amounts reported in the financial statements; and any known recent adverse operating results of the investees such as the losses generated by both investees in 2023. Additionally, please confirm that such disclosures will be included in your future Exchange Act filings, if applicable. See Item 303(b)(3) of Regulation S-K.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on page 246. SBC undertakes to include such disclosures in its future Exchange Act filings, when applicable.

Note 15, page F-84

4.	We have read your response to prior comment 2 and reissue in part. Given that the September 8, 2023 transaction was a recapitalization between entities under common control, it remains unclear why you have not retroactively adjusted the reported SBC December 31, 2022 and 2023, and the March 31, 2023 EPS data to use 7.9 million shares in your calculations of EPS. Given that SBC is 100% owned by Mr. Aikawa (page 266), it appears that the number of shares used in your EPS calculations should be the same for all periods presented. Please revise or clarify the basis for your presentation.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 43, 105, F-55, F-84, F-91, F-93, F-94, F-99, and F-121.

5.	We note your disclosure concerning the warrants issued to HeartCore on November 18, 2022. Please clarify for us the accounting guidance you are following with respect to the measurement of any expense related to these warrants. Also, please add disclosure in a risk factor, in the MD&A section and in a note to the pro forma financial statements if in management's view there may be a material charge related to these warrants in the period that the subject merger is consummated. Please disclose a reasonable estimate of the expense that will be recognized based on known facts and circumstances including any proceeds received by HeartCore from sales of these warrants. Further, please clarify for us whether the Zuu Target Fund referenced on page 13 is in anyway affiliated with SBC or SBC's controlling shareholder. We may have further comment.

Response: Changes in response to the Staff’s comment have been reflected in the Amended Proxy Statement on pages 86, 107-108, and 243.

The warrants issued to HeartCore on November 18, 2022 are accounted for by SBC in accordance with ASC 718. Specifically, for the expense measurement, we refer to ASC 718-10-30, which states that the stock-based compensation generally shall be measured based on the fair value at the grant date of the equity instruments. Furthermore, according to the Common Stock Purchase Warrant Agreement ("Warrant Agreement") that SBC entered into with HeartCore on November 18, 2022, the warrants are not exercisable before SBC (i) completes its initial public offering ("IPO") or (ii) consummates a merger with a special purpose acquisition company ("SPAC") or any other fundamental transactions defined in the Warrant Agreement. As of December 31, 2023, HeartCore's ability to exercise the warrants is still contingent on SBC's attainment of a liquidity event, i.e., a successful IPO or consummation of a merger with a SPAC, which represents a performance condition of exercisability under ASC 718, SBC did not recognize any stock-based compensation expense for the warrants as a liquidity event such as an IPO is generally not considered probable until it occurs. Recognition of the compensation expense at the time the liquidity event occurs is consistent with the guidance in ASC 805-20-55-50 through 55-51, which states that termination benefits triggered by the consummation of a business combination should be recognized when the business combination is consummated.

The fair value assessment of the warrants is currently in process, involving external experts. However, it is estimated that they will represent 2.7% of the outstanding common stock on a fully diluted basis, indicating a significant material impact. Therefore, based on the SEC staff's input, we have decided it's necessary to alert readers of the Proxy Statement to this matter. As such, we have amended the Proxy Statement to reflect this in the Risk Factors, MD&A section, and notes to the pro forma financial statements. The revisions indicate that the valuation of the warrants is in process and that the maximum impact is estimated to be equivalent to 2.7% of SBC’s assumed enterprise value at the time the warrants were issued. Due to an ongoing evaluation process with external experts, we cannot disclose exact figures at this time. However, based on the "Background of the Business Combination" section, we preliminarily estimate the entity’s fair value at the time of grant to be $1.0 billion. Therefore, we estimate that the maximum potential warrant valuation would be 2.7% of $1.0 billion, which is approximately $27 million.

Additionally, in March 2024, HeartCore sold an equivalent of 2% of the total common stock on a fully diluted basis to Second ZUU Target Fund. However, SBC has not received disclosures regarding the details of this transaction or the basis for the sale price determination. Therefore, SBC does not consider their transaction amount as a basis for warrant fair value calculation. Furthermore, Second ZUU Target Fund has no affiliations with SBC, its CEO, or their relatives.

Please do not hesitate to contact Mitchell Nussbaum at (212) 407-4159 or Alexandria Kane at (212) 407-4017 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc:

Darryl Nakamoto
Pono Capital Two, Inc.

Yoshiyuki Aikawa
SBC Medical Group Holdings Incorporated

Craig D. Linder, Esq.
Anthony, Linder & Cacomanolis, PLLC

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